Flavor App, Inc.

Consolidated Financial Statements for the Years Ended December 31, 2022 and 2023

Table of Contents

 Wayfare Accounting LLC

Independent Accountant's Review Report

To Management
Flavor App, Inc.
Middletown, Delaware

We have reviewed the accompanying consolidated financial statements of Flavor App, Inc. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of income, statement of equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

A review includes applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit,which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Mark Dissen, CPA
President
Wayfare Accounting LLC

Balance Sheet

Flavor App, Inc.
As of December 31, 2023

	DEC 31, 2023	DEC 31, 2022
Assets		
Current Assets		
Cash and Cash Equivalents		
Mercury Checking	79,491	-
SVB Checking	487	98,706
Total Cash and Cash Equivalents	**79,978**	**98,706**
Total Current Assets	**79,978**	**98,706**
Total Assets	**79,978**	**98,706**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Mercury CC (Physical Card)	983	-
Total Current Liabilities	**983**	**-**
Long Term Liabilities		
VC Investment- SAFE Contract	100,000	100,000
Total Long Term Liabilities	**100,000**	**100,000**
Total Liabilities	**100,983**	**100,000**
Equity		
Additional Paid In Capital	701	701
Common Stock	800	800
Current Year Earnings	(19,712)	(2,795)
Retained Earnings	(2,795)	-
Total Equity	**(21,006)**	**(1,294)**
Total Liabilities and Equity	**79,978**	**98,706**

Income Statement (Profit and Loss)

Flavor App, Inc.
For the year ended December 31, 2023

	2023	2022
Gross Profit	-	-
Operating Expenses		
Advertising & Marketing	750	-
Contractor Services	15,698	900
Electronics and Accessories	504	251
Event Expenses	19	-
Legal Services	-	250
Office Expenses	647	-
Other Expense	120	210
Professional Fees	-	257
Publication Subscriptions	59	-
Software Expense	1,495	477
State Franchise and Filing Fees	450	450
Total Operating Expenses	**19,742**	**2,795**
Operating Income	**(19,742)**	**(2,795)**
Other Income / (Expense)		
Other Income	30	-
Total Other Income / (Expense)	**30**	**-**
Net Income	**(19,712)**	**(2,795)**

Statement of Owners' Equity

Flavor App, Inc.
For the year ended December 31, 2023

	2023	2022
Equity		
Opening Balance	(1,294)	-
Additional Paid In Capital	-	701
Common Stock	-	800
Current Year Earnings	(19,712)	(2,795)
Total Equity	**(21,006)**	**(1,294)**

Statement of Cash Flows

Flavor App, Inc.
For the year ended December 31, 2023

	2023	2022
Operating Activities		
Payments to suppliers and employees	(19,742)	(2,795)
Cash receipts from other operating activities	30	-
Net Cash Flows from Operating Activities	**(19,712)**	**(2,795)**
Financing Activities		
Other cash items from financing activities	983	101,501
Net Cash Flows from Financing Activities	**983**	**101,501**
Net Cash Flows	**(18,729)**	**98,706**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	98,706	-
Net cash flows	(18,729)	98,706
Cash and cash equivalents at end of period	79,978	98,706
Net change in cash for period	**(18,729)**	**98,706**

FLAVOR APP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2023

> NOTE 1 NATURE OF OPERATIONS

Flavor App, Inc. (the "Company") was incorporated in the State of Delaware on September 9, 2021. The Company is developing a mobile application called Flavor.

> NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2023, the Company had no cash equivalents.

Income Taxes

As a corporation, the Company files taxes federally in the U.S. It incurred net operating losses in 2022 and 2023, which will be carried forward to offset future taxable income. Due to uncertainty regarding the timing and value of these benefits, the Company has fully reserved an allowance for them in the financial statements. Net operating losses can be carried forward indefinitely under current law.

> NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholder.

> ## NOTE 4 – STOCKHOLDER'S EQUITY

The Company has authorized 10,000,000 shares of $0.0001 par value common stock. As of December 31, 2023, 8,000,000 shares of common stock were issued and outstanding to the Company's founder and CEO, Stergios Dikos, for intellectual property and cash pursuant to a Founder Stock Purchase Agreement.

> ## NOTE 5 - DEFERRED COMPENSATION AGREEMENT

The Company has entered into an agreement with the founder, Stergios Ntikos, regarding deferred compensation. Under this agreement, the founder is entitled to receive $5,000 for each month worked at the Company, contingent upon the Company raising more than $1 million in the next funding round. To ensure the financial prudence of this arrangement, the total deferred compensation will not exceed 5% of the funds raised in the qualifying round.

As of December 31, 2023, the potential deferred compensation is recognized as a reasonably possible contingent liability.

The cap on the total deferred compensation ensures that the payout is aligned with the amount raised, thereby balancing founder compensation with the company's financial health and investor interests.

> ## NOTE 6 - FOUNDER'S NAME

The Company's founder and CEO is legally known as Stergios Ntikos, as reflected in the Company's Articles of Incorporation. However, he is professionally known as Stergios Dikos, which is the name used on the WeFunder website and his LinkedIn profile. All references to Stergios Dikos in these financial statements and the accompanying review report pertain to Stergios Ntikos.

> ## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through **May 1, 2024**. The Company has determined no events require additional disclosure.